April 3, 2025

Harry L. You
Executive Chairman
Berto Acquisition Corp.
1180 North Town Center Drive, Suite 100
Las Vegas, NV 89144

       Re: Berto Acquisition Corp.
           Registration Statement on Form S-1
           Filed March 21, 2025
           File No. 333-286023
Dear Harry L. You:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 8, 2025 letter.

Registration Statement on Form S-1
Cover Page

1. We note your response and your revised disclosure on the cover page that the founder shares are identical to the shares being offered other than registration rights and transfer restrictions, but reissue prior comment 1. We note your disclosure on page 25 and on pages 154 and 157 continues to state that if you increase or decrease the size of the offering, you will effect a share dividend or share surrender to maintain the ownership of founder shares by your initial shareholders at 20% of the issued and outstanding shares upon the consummation of the offering. Please revise to disclose that the anti-dilution adjustment to the founder shares may result in material dilution of the public shares, as required by Item 1602(a)(3) of Regulation S-K. April 3, 2025
Page 2
Our Sponsor, page 14

2. We note your response to comment 5; however, as noted in the comment above given your disclosure that if you increase or decrease the size of the offering, you will effect a share dividend or share surrender to maintain the ownership of founder shares by your initial shareholders at 20%, please revise the disclosure in this section to address the antidilution adjustment of the founder shares, as previously stated. Conflicts of Interest, page 39

3. We note your revised disclosure that you expect that dMY Squared will have priority over you with respect to acquisition opportunities. However, we note that you continue to state that you do not believe that the fiduciary duties or contractual obligations of your officers or directors will materially affect your ability to complete an initial business combination. Please revise such statement to reflect such conflicts or otherwise reconcile your disclosures.
Dilution, page 99

4. Please expand your disclosure in response to prior comment 12 to address each particular source of dilution including from the cashless exercise of any private placement warrants and from the anti-dilution adjustment to the founder shares.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Peter McPhun at 202-551-3581 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Dorrie Yale at 202-551-8776 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:   Joel Rubinstein, Esq.